FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the year ended December 31, 2004

Current Technology Corporation (File#0-1984)

(Translation of registrant's name into English)

Suite 530 - 800 West Pender Street, Vancouver, BC Canada V6C 2V6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ......  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

CURRENT TECHNOLOGY CORPORATION

Vancouver, BC

FINANCIAL STATEMENTS

For the Year Ended December 31, 2004

CURRENT TECHNOLOGY CORPORATION

INDEX TO FINANCIAL STATEMENTS

Auditors' Report
Balance Sheet	Exhibit "A"
Statement of Loss and Deficit	Exhibit "B"
Statement of Cash Flows	Exhibit "C"
Notes to Financial Statements	Exhibit "D"

Chartered Accountants

A Partnership of Incorporated Professionals

AUDITORS’ REPORT

To the Shareholders of Current Technology Corporation:

We have audited the balance sheets of Current Technology Corporation as at December 31, 2004 and 2003, and the statements of loss and deficit, and cash flows for the years ended December 31, 2004, 2003 and 2002.  These financial statements are the responsibility of the company's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We have conducted our audit in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards.  These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluation the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in accordance to Canadian generally accepted accounting principles and United States generally accepted accounting principles consistently applied.  As required by the Canada Business Corporations Act, we report that, in our opinion, these principles have been applied on a consistent basis.

"Cinnamon Jang Willoughby & Company"

Chartered Accountants

Burnaby, BC

February 14, 2005

(Except for Note 16, issued March 22, 2005)

Comments by Auditors of U.S. Readers on Canada - United States Reporting Differences

United States reporting standards for auditors require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the company's ability to continue as a going concern, such as those described  in Note 1 to the financial statements.  Although we conducted our audit in accordance with both Canadian generally accepted auditing standards and United States generally accepted auditing standards, our report to the Board of Directors dated February 14, 2005 is expressed in accordance with Canadian reporting standards which do not permit reference to such conditions and events in the auditors' report when these are adequately disclosed in the financial statements.

United States reporting standards also require the addition of an explanatory paragraph when the financial statements reflect a change in accounting policy, such as described in Note 2(h) for Future Income Taxes.  The adoption of this policy had no effect on the company's financial statements.

"Cinnamon Jang Willoughby & Company"

Chartered Accountants

Burnaby, BC

February 14, 2005

(Except for Note 16, issued March 22, 2005)

                                                                                                                                                                                                      Exhibit "A"

CURRENT TECHNOLOGY CORPORATION

(Incorporated under the Canada Business Corporations Act)

Balance Sheet

December 31, 2004

(Canadian Dollars)

Assets

2004

   2003

Current:

Cash

$     205,530

$       27,288

Accounts receivable

113,175

35,124

Inventory

64,321

29,016

Prepaid expenses

183,754

29,447

566,780

120,875

Equipment and website development (Note 3)

35,788

29,087

Patents, license and rights (Note 4)

90,000

110,000

$     692,568

$     259,962

Liabilities

Current:

Accounts payable

$     315,899

$     413,466

Convertible promissory note (Note 5)

347,028

-

Promissory note (Note 6)

881,632

-

Unearned revenue

309,244

-

1,853,803

413,466

Convertible promissory note (Note 5)

-

353,728

Promissory note (Note 6)

-

834,946

1,853,803

1,602,140

Shareholders' Deficiency

Equity component of convertible promissory notes (Note 5)

135,445

135,445

Share capital (Note 7)

32,455,141

30,635,410

Contributed surplus (Note 8)

545,112

424,812

Deficit, per Exhibit "B"

34,296,933

32,537,845

(1,161,235)

(1,342,178)

Future Operations (Note 1)

Commitments (Note 15)

Subsequent Event (Note 16)

$     692,568

$     259,962

Approved by the Directors:

           "Robert Kramer"

           "George Chen"

Exhibit "B"

CURRENT TECHNOLOGY CORPORATION

Statement of Loss and Deficit

For the Year Ended December 31, 2004

(Canadian Dollars)

   2004

2003

2002

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

Revenue

$     334,441

$     234,862

$     106,788

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

Expenses:

Amortization                                                                                   35,320                42,391               36,636

Bank charges and interest                                                                  9,850                 4,562                29,412

Consulting                                                                                          -                      11,085                32,169

Foreign exchange(recovery)                                                           (81,930)           (217,023)                 2,167

Interest on convertible promissory note                                             19,924                32,181                48,890

Interest on long-term debt                                                                 80,445               52,317                11,852

Investor relations                                                                            249,305               42,566                16,559

Legal, auditing and filing fees                                                           142,004            132,807               108,465

Manufacturing                                                                                196,332               91,141                33,396

Marketing                                                                                      340,649                79,745                 -

Office and other                                                                               51,953               43,978                55,059

Public relations                                                                                62,919                86,290                90,650

Regulatory                                                                                     121,620                20,227              225,458

Rent                                                                                                51,258               49,267                 44,081

Research report                                                                              130,802                -                         -

Salaries and benefits                                                                        360,450              360,890             364,982

Stock-based compensation                                                              120,300                 38,200               61,178

Telephone                                                                                        26,635                26,146               26,670

Tests and studies                                                                            108,965               108,650             114,151

Travel                                                                                              66,7287                 4,391               41,359

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

2,093,529

1,079,811

1,343,134

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

Loss before other item

1,759,088

844,949

1,236,346

Other Item:

Loss on disposal of equipment

-

1,618

-

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

Net Loss

1,759,088

846,567

1,236,346

Deficit, beginning

32,537,845

31,691,278

30,454,932

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

Deficit, ending, to Exhibit "A"

$34,296,933

$32,537,845

$31,691,278

4444444444444444444444444444444444444444444444444444444444444444444444444444

Basic and fully diluted net loss per share

$          (0.03)

$          (0.02)

$          (0.03)

4444444444444444444444444444444444444444444444444444444444444444444444444444

Exhibit "C"

CURRENT TECHNOLOGY CORPORATION

Statement of Cash Flows

For the Year Ended December 31, 2004

(Canadian Dollars)

-	2004	2003	2002
Operating Activities: Net Loss, per Exhibit "B"	$(1,759,088)	$(846,567)	$(1,236,346)
Adjustments for - Amortization	35,320	42,391	36,636
Loss on disposal of equipment	-	1,618	-
Promissory note exchanged for warrants issued	-	16,014	-
Stock-based compensation	120,300	38,200	61,178
Shares issued for debt settlement and services provided	703,036	-	-
	(900,432)	(748,344)	(1,138,532)
Changes in non-cash working capital -
(Increase) Decrease in accounts receivable	(78,051)	(7,093)	(16,147)
(Increase) Decrease in subscription receivable	-	-	435,631
(Increase) Decrease in inventory	(35,305)	1,820	(24,524)
(Increase) Decrease in prepaid expenses	(154,307)	(16,084)	8,390
Increase (Decrease) in accounts payable	(97,567)	18,631	(124,130)
Increase (Decrease) in unearned revenue	309,244	-	-
Cash flows (used in) operating activities	(956,418)	(751,070)	(859,312)
Investing Activity: Purchase of equipment and website development	(22,021)	(17,899)	(35,836)
Financing Activities:
Convertible promissory note	(6,700)	(47,278)	45,091
Promissory note	46,686	474,444	360,502
Issuance of new shares	1,116,695	379,649	1,148,269
Subscription liabilities	-	(72,569)	(644,191)
Cash flows from financing activities	1,156,681	734,246	909,671
Net Increase (Decrease) in Cash	178,242	(34,723)	14,523
Cash, beginning	27,288	62,011	47,488
Cash, ending	$ 205,530	$ 27,288	$ 62,011
Supplemental Disclosure of Cash Flow Information: Additional Information - Interest	$ 6,000	$ -	$ 23,736
Non-cash Transactions - Shares issued in lieu of prepaid consulting services	597,293	23,626	-
Shares issued in settlement of debt	105,743	88,137	-

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Notes to Financial Statements

December 31, 2004

(Canadian Dollars)

1.

Future Operations:

These financial statements have been prepared on the going concern assumption that the company will be able to realize its assets and discharge its liabilities in the normal course of business.

The company incurred a net loss from operations of $1,759,088 during the year ended December 31, 2004 (2003 - $844,949; 2002 - $1,236,346).  The company has reported recurring losses since inception which have resulted in an accumulated deficit of $34,296,933 (2003 - $32,537,845).  The company is currently engaged in discussions with potential investors which could result in receipt of additional financing and/or the sale of certain rights for consideration including cash.  The company is also engaged in discussions with potential distributors to increase revenue in North America and Asia.  There is no certainty that these discussions will be concluded successfully.

The ability of the company to continue as a going concern is dependent on the successful conclusion of these discussions, the receipt of additional financing, and/or proceeds on the sale of assets and ultimately its ability to generate sufficient cash from operations and financing sources to meet its obligations as the come due.

If the company was unable to continue as a going concern, material adjustments may be required to the carrying value of assets and liabilities and to the classifications used on the balance sheet.

Any inability to obtain additional financing when needed would have a material adverse affect on the company including possibly requiring the company to significantly reduce or possibly cease its operations.

2.

Significant Accounting Policies:

a)

Basis of Presentation -

These financial statements have been prepared in accordance with accounting principles generally accepted in Canada which in certain respects differs significantly from those of the United States.  These differences are described in Note 17.

b)

Cash -

Cash consists of cash and funds in bank accounts integral to the company's cash management.

c)

Inventory -

Inventory is valued at the lower of cost and net realizable value.  Cost is determined on a first-in, first-out basis.

d)

Equipment and Website Development -

The following assets are recorded at cost.  Amortization is provided on the following basis and at the following annual rates:

Computer equipment and software

  3 years

straight-line

Furniture and fixtures

       20%

declining balance

Office equipment

       20%

declining balance

Website development

  2 years

straight-line

. . . 2

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Continued

Notes to Financial Statements

December 31, 2004

(Canadian Dollars)

2.

Significant Accounting Policies: (Continued)

d)

Equipment and Website Development (Continued) -

When the net carrying amount of the property and equipment exceeds the estimated net recoverable amount, the asset is written down to its estimated fair value and a charge is recorded in the statement of operations.

e)

Patents, License and Rights -

Patents, license and rights consist of all the costs of acquiring patents, license and rights related to Electrotrichogenesis ("ETG") and are amortized over 10 years.  The company has performed a SFAS 144 impairment analysis and is satisfied with the carrying value of the asset.

f)

Debt Instruments -

The liability component of the convertible promissory note is calculated as the present value of the scheduled cash payments of interest and principal due under the terms of the note discounted at the rate of interest applicable to a debt only instrument of comparable terms.

The equity component which represents the value ascribed to the holder's option to convert the principal balance into equity, is calculated as the difference between the amount issued and the liability component.  Interest on the convertible promissory note, calculated as the amount required to accrete the liability component back to the amount payable on maturity, is charged to interest expense.

g)

Future Income Taxes -

Income taxes are calculated using the liability method of tax allocation.  Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet and unutilized losses carried forward are used to calculate future income tax liabilities or assets.  Future income tax liabilities or assets are calculated using tax rates anticipated to apply in the year that the temporary differences are expected to reverse.  The carrying value of the future income tax asset is limited to the amount that is more likely than not to be realized.  A valuation allowance is provided.

h)

Stock-based Compensation Plans -

The company adopted, effective January 1, 2002, the requirements of the CICA Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments."  The fair value based method was adopted for all employees and non-employees.  The value is recognized over the applicable vesting period as an increase to compensation expense and contributed surplus.  When the options are exercised, the proceeds received by the company, together with the amount in contributed surplus, will be credited to common share capital.  For options granted prior to January 1, 2002, the company continues to follow the accounting policy under which no expense is recognized for these stock options.  When these options are exercised, the proceeds received by the company are recorded as common share capital.

i)

Revenue Recognition -

The company has established the following policies with respect to revenue recognition on the sale of ETG devices and CosmeticTrichoGenesis ("CTG") units.

1)

Purchase/sale negotiations conclude with an agreement to purchase and are also secured by a deposit;

. . . 3

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Continued

Notes to Financial Statements

December 31, 2004

(Canadian Dollars)

2.

Significant Accounting Policies: (Continued)

i)

Revenue Recognition (Continued) -

2)

Goods are shipped when collection of the balance of the purchase price is reasonably assured.  This is indicated by:

i)

actual receipt of funds from distributors or customers; or

ii)

secured lease or term financing by distributors or customers which would result in immediate payment of the balance upon delivery; or

iii)

Distributors or customers exceptional credit and operating history, and an agreement in writing to specific terms of payment.

3)

Revenue is recognized after goods are shipped.  At this point collection is reasonably assured and risks and rewards of ownership have been transferred.

Revenue from royalty agreements is recognized when earned, which is generally the period in which the services to which the royalty relates are provided to third parties and collection of the balance owing is reasonably assured.

j)

Translation of Foreign Currencies -

Assets and liabilities in foreign currencies are translated into Canadian dollars at year-end spot exchange rates.  Revenue and expenses in foreign currencies are translated into Canadian dollars at the rates in effect at the transaction date.  Realized and unrealized gains and losses from foreign currency translation are recognized in earnings.

k)

Loss per Share -

Loss per share computations are based on the weighted average number of shares outstanding during the period.

l)

Use of Estimates -

The preparation of financial statements, in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying disclosures.  Although these estimates are based on management’s best knowledge of current events and actions, the company may undertake in the future, actual results may differ from the estimates.

3.

Equipment and Website Development:

Accumulated

2004

2003

Cost

Amortization

 Net

Net

Computer equipment and software

$185,791

$173,797

$11,994

$  3,513

Furniture and fixtures

108,029

92,923

15,106

18,546

Office equipment

42,883

40,931

1,952

2,397

Website development

32,348

25,612

6,736

4,631

$369,051

$333,263

$35,788

$29,087

 . . . 4

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Continued

Notes to Financial Statements

December 31, 2004

(Canadian Dollars)

4.

Patents, License and Rights:

Current Technology Corporation purchased the ETG technology including all worldwide issued and pending intellectual property protection from a related company, 314613 B.C. Ltd., for $200,000 effective July 12, 1999.  The payment was made by the issuance of 2,500,000 common shares on July 12, 1999.  The net book value for these patents, license and rights is $90,000

(2003 - $110,000).

5.

Convertible Promissory Note:

The company has one convertible promissory note outstanding.

The convertible promissory note is from a lender who owns over 15% of the company.  The total principal amount owing is US$279,300, of which US$125,500 is non-interest bearing and US$153,800 bears interest at a fixed rate of 10% per annum.  The note will mature on August 31, 2005.  The liability portion of this note is $347,028 which includes $146,753 of accrued interest.  The equity component is $135,445.

The holder of this convertible promissory note may convert all or a portion of the principal and interest outstanding into units of capital in the company.  Each US$0.05 of principal and interest outstanding at the time of conversion may be converted into one unit consisting of one common share and one warrant.  Each warrant will entitle the lender to purchase one additional common share of the company at US$0.05 up to and including March 31, 2006.  The company is not allowed to repay the principal prior to August 31, 2005.

This note is secured by a floating charge over all of the company's assets, including all intellectual properties, such charges to be released upon conversion or repayment.

6.

Promissory Note:

The promissory note is from a lender who owns over 15% of the company.  This note bears interest at 10% per annum.  Principal and interest are payable on January 2, 2005.  This note is secured by a general security agreement under which the company has granted a security interest over all of the company's assets, including all intellectual property but subordinate to the convertible promissory note in Note 5.

7.

Share Capital:

a)

Authorized -

Unlimited Common shares without par value

Unlimited Class "A" Preference shares without par value

. . . 5

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Continued

Notes to Financial Statements

December 31, 2004

(Canadian Dollars)

7.

Share Capital: (Continued)

b)

Issued and Fully Paid -

2004

2003

Number

Number

Shares of

Amount

Shares of

Amount

Balance, beginning

51,136,811

$30,635,410

48,333,015

$30,255,761

Common Shares Issued -

-  For cash

5,637,696

919,745

397,778

158,915

-  For settlement of debt

2,465,750

703,036

222,684

88,137

-  Exercise of option

-

-

150,000

10,727

-  Exercise of warrants

1,000,000

196,950

2,033,334

121,870

Balance, ending

60,240,257

$32,455,141

51,136,811

$30,635,410

On August 31, 2004, 1,000,000 warrants were exercised allowing the holders of the warrants to purchase 1,000,000 shares at US$0.15 per share.  No Class "A" Preference shares have been issued.

8.

Contributed Surplus:

During the four months ended December 31, 1993 and the year ended August 31, 1993, the subsidiary, CTC Ventures Corporation, received $319,267 (US$190,500) in subscriptions for the purchase of 378,000 special warrants.  The special warrants were not issued.  On December 29, 2000, the company sold its investment in CTC Ventures Corporation for a nominal sum to a company director.  The difference between the amount paid and the net liabilities of CTC Ventures Corporation, including the prior subscription liability has been recorded as contributed surplus.

The company accounts for its stock-based compensation under the fair value based method using the Black-Scholes Option Pricing Model.  $120,300 (2003 - $38,200) of compensation expense relating to stock options that has vested during the year, has been charged to the Contributed Surplus account.  Options granted during the year were valued using the following assumptions:

Volatility factor of the market

54.04%

Price of the company shares

$0.23 - $0.26

Dividend yield

 0%

Weighted average expiry date of options

       5 years

Risk free interest rate                                                        3.75%

. . . 6

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Continued

Notes to Financial Statements

December 31, 2004

(Canadian Dollars)

9.

Stock Options:

From time to time, the company grants incentive stock options to directors, officers, employees and promoters of the company.  In addition, on September 2, 2004, the company adopted the 2004 Stock Option and Stock Bonus Plan.

Options outstanding under these plans are as follows:

Number

      Expiry Date

of Shares

Option Price

February

  7,

2006 *

3,170,000

US   $0.05

December

20,

2006 *

200,000

US   $0.05

September

  6,

2007 *

275,000

US $0.125

October

10,

2007 *

200,000

US   $0.20

December

19,

2007 *

225,000

US   $0.26

April

  8,

2008 *

250,000

US   $0.26

July

25,

2008 *

100,000

US   $0.30

September

30,

2009

100,000

US   $0.30

October

17,

2009 *

850,000

US   $0.25

December

22,

2009

175,000

US   $0.25

May

17,

2010 *

175,000

US   $0.23

July

15,

2010

150,000

US   $0.26

    *

On July 5, 2004, the Directors of the company, through Directors' Consent Resolution extended the expiry dates of these options by one year.

The following table summaries information about stock options to purchase common shares outstanding and exercisable at December 31:

2004

2003

Weighted

 Weighted

Average

Average

Common

Exercise Price

Common

Exercise Price

Shares

$

Shares

$

Outstanding, beginning

5,270,000

0.12

4,570,000

0.08

  -  Granted

600,000

0.26

850,000

0.25

  -  Exercised

-

-

(150,000)

0.05

Outstanding, ending

5,870,000

0.13

5,270,000

0.12

Exercisable, ending

5,870,000

0.13

5,270,000

0.12

. . 7

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Continued

Notes to Financial Statements

December 31, 2004

(Canadian Dollars)

9.

Stock Options: (Continued)

The following table summarizes information about stock options outstanding and exercisable at

December 31:

Weighted

Number

Average

Number

Outstanding at

Remaining

Outstanding at

     Exercise Price

2004

 Contractual Life

2003

US $0.05

3,370,000

1.1 years

3,370,000

US $0.125

 275,000

2.7 years

275,000

US $0.20

200,000

2.8 years

200,000

US $0.26

625,000

3.7 years

475,000

US $0.30

200,000

4.2 years

100,000

US $0.25

1,025,000

4.8 years

850,000

US $0.23

175,000

5.4 years

-

5,870,000

5,270,000

10.

Warrants:

Number

Exercise

      Expiry Date

of Shares

Price

January

  3,

2005

2,000,000

US

$0.25

4

January

31,

2006

564,600

US

$0.05

February

  7,

2006

2,980,000

US

$0.10

1,4

April

30,

2006

200,000

US

$0.30

June

26,

2006

450,000

US

$0.20

2,4

June

30,

2006

400,000

US

$0.075

June

30,

2006

2,500,000

US

$0.05

2,4

September

27,

2006

179,167

US

$0.15

4

October

11,

2006

1,680,000

US

$0.50

3

May

15,

2007

1,227,129

US

$0.55

June

15,

2009

1,000,000

US

$0.15

4

June

15,

2009

1,437,696

US

$0.20

July

15,

2009

1,000,000

US

$0.20

December

29,

2009

1,200,000

US

$0.25

1

US$0.05 up to and including February 7, 2005

2

These warrants were extended by one year per Directors' Consent Resolution dated

July 5, 2004

3

1,600,000 of these warrants have a cashless exercise provision

4

These warrants have a cashless exercise provision

. . . 8

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Continued

Notes to Financial Statements

December 31, 2004

(Canadian Dollars)

10.

Warrants: (Continued)

The following table summarizes information about warrants to purchase common shares outstanding and exercisable at December 31:

2004

2003

Weighted

 Weighted

Average

Average

Common

Exercise Price

Common

Exercise Price

Shares

$

Shares

$

Outstanding, beginning

12,814,229

0.21

14,637,101

0.19

  -  Issued

5,637,696

0.19

1,210,462

0.36

  -  Exercised

(1,000,000)

0.15

(2,033,334)

0.06

  -  Expired

(633,333)

0.25

(1,000,000)

0.25

Outstanding, ending

16,818,592

0.21

12,814,229

0.21

11.

Related Party Transactions:

2004

2003

Transactions During the Year -

Salaries and consulting fees accrued or paid

$293,738

$293,845

Interest paid to director for overdue salary payable

6,000

-

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of

consideration established and agreed to by related parties.

Balance at Year End -

Salaries, consulting fees payable to directors and

 companies controlled by directors of the company

26,608

39,682

12.

Financial Instruments:

a)

Fair Values -

Unless otherwise noted cash, accounts receivable, accounts payable, convertible promissory note, promissory note and unearned revenue are stated at amounts that approximate fair value.

. . . 9

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Continued

Notes to Financial Statements

December 31, 2004

(Canadian Dollars)

12.

Financial Instruments: (Continued)

b)

Foreign Currency Risk -

The company has accounts receivable, accounts payable, convertible promissory note, promissory note and share capital denominated in US dollars.  The carrying value of these balances may change due to the volatility of foreign exchange rates.  The company does not enter into hedging transactions.

13.

Segmented Information:

The  major operations relate to the sales of ETGs and CTGs worldwide as well as royalties charged on using the machines.

The breakdown of revenue by region is as follows:

2004

2003

Asia Pacific

$  23,735

$    7,337

Europe

33,075

37,381

The Americas

277,631

190,144

$334,441

$234,862

14.

Income Taxes:

The difference in income taxes (recovery) is due to differences between the Canadian statutory federal income tax rate and the company's effective income tax rate applied to the loss before income taxes is due principally to the fact that the benefit of the tax loss in each year was not recognized in the period it arose.

The approximate tax effects of each type of temporary difference that gives rise to future tax assets are as follows:

2004

2003

2002

Future Income Tax Assets:

Eligible capital expenditures

$  51,878

$      58,257

$      58,257

Equipment and website development

346,399

368,744

346,888

Operating loss carryforward

2,460,546

2,981,545

3,292,914

Capital loss carryforward

1,122,157

1,260,142

1,260,142

3,980,980

4,668,688

4,958,201

Valuation loss provision

(3,980,980)

(4,668,688)

(4,958,201)

$           -

$            -

$         -

                                                                                                                                                         .. . . 10

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Continued

Notes to Financial Statements

December 31, 2004

(Canadian Dollars)

14.

Income Taxes: (Continued)

The company has non-capital losses for income tax purposes of approximately $5,516,464 which may be available to reduce future years' taxable income.  The potential benefit of these losses has been offset by a valuation loss provision in these financial statements as it is more likely than not that these benefits will not be realized.  The losses will expire as follows:

2005

$   483,105

2006

330,971

2007

492,394

2008

811,388

2009

1,105,792

2010

739,106

2011

1,553,708

The company has incurred net capital losses of $6,300,712 for income tax purpose which may be utilized to reduce future years' taxable capital gains.  These losses carry forward indefinitely.  The potential benefit of these losses has been offset by a valuation loss provision in these financial statements as it is more likely than not that these benefits will not be realized.

15.

Commitments

The company has entered into an agreement to lease a new premise from May 1, 2005 to April 30, 2011.  The future minimum lease payments for this commitment are as follows:

2005

$28,259

2006

32,200

2007

32,200

2008

32,200

2009

32,200

2010

32,200

2011

36,800

16.

Subsequent Event:

Subsequent to year-end, the company restructured the convertible promissory note and promissory note referred to in Notes 5 and 6 above pursuant to a Forbearance Agreement dated March 22, 2005.  The following are results of the restructuring agreement.

Convertible promissory note principal, as described in note 5 above, has been converted into shares and share purchase warrants of the company.  The company has agreed to include accrual interest up to August 31, 2005 in the amount of US$10,239.29 as part of the principal.  As such the total principal of US$347,488 was converted at US$0.05 into one unit consisting of one common share and one warrant.  As a result of the conversion, the lender received 6,949,766 of common shares and 6,949,766 of warrants.  The 6,949,766 warrants are exercisable for shares at US$0.05 and will expire on the later of March 29, 2006 or on the date which is one year and five business days after the company repays the new convertible promissory note referred to below.

The promissory note, as described in note 6 above, was restructured to include a conversion feature where the lender can convert each US$0.25 of principal and accrued interest owing to one common share of the company at any time until maturity.  The promissory note outstanding balance at December 31, 2004 was US$733,471.

. . 11

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Continued

Notes to Financial Statements

December 31, 2004

(Canadian Dollars)

16.

Subsequent Event: (Continued)

Subsequent to year-end and prior to the restructuring, the lender advanced the company US$76,456.  Including interest accrual to March 22, 2005 of US$16,408, the total principal restructured on March 22, 2005 was US$826,335.  This new convertible note bears interest of 10% and matures on January 2, 2007.  The liability portion of this note is $950,633 and the equity component is $234,110.  The promissory note is secured by a security agreement under which the company agreed to grant the lender security interest over all the company's property and assets, including all intellectual property.

As additional consideration for the above debt restructuring, the company agreed to issue 3,200,000 additional share purchase warrants exercisable for common shares at US$0.25.  The expiry date of these warrants is  the later of January 2, 2010 and the date which is one year and five business days after the date on which principal and accrued interest owing are fully repaid.

The company also agreed, as part of the above debt restructuring, to extend the expiry dates of all existing warrants held by the lender as follows:

Number of Warrants

Expiry Date

Exercise Price

New Expiry Date*

2,000,000

January 3, 2005

US$0.25

January 9, 2007

2,980,000

February 7, 2005

US$0.10

January 9, 2007**

179,167

September 27, 2006

US$0.15

January 9, 2007

1,600,000

October 11, 2006

US$0.50

January 9, 2007

*The new expiry date for each set of warrants shall be the later of:

(a)

January 9, 2007; and

(b)

the date that is one year and five business days after the date on which the debt and any interest payable has been repaid in full.

**US$0.05 up to and including February 7, 2006.

17.

Differences between Canadian and United States Generally Accepted Accounting Principles:

These financial statements are expressed in Canadian dollars and are prepared in accordance with Canadian GAAP which conform, in all material respects with U.S. GAAP except as described below:

Reconciliation of Net Loss -

The application of U.S. GAAP would have the following effects on the net income as reported:

-	2004	2003	2002
Net Loss - Canadian GAAP	$(1,759,088)	$(846,567)	$(1,236,346)
Adjustments in Respect of: Stock-based compensation expense - Employees non-employees
	-	-	-
	-	-	-
Net Loss - U.S GAAP	$(1,759,088)	$(846,567)	$(1,236,346)

. . . 12

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Continued

Notes to Financial Statements

December 31, 2004

(Canadian Dollars)

17.

Differences between Canadian and United States Generally Accepted

Accounting Principles: (Continued)

Stock-based Compensation:

(i)

Employees Stock Options -

Effective January 1, 2002, the company began to account for all its employee stock options with the fair value method "FAS 123".  Under this method, compensation cost is measured at the grant date based on fair value of the options granted.  FAS 123 requires that the option be valued using the Black-Scholes Option Price Model.

(ii)

Non-employees Stock Options -

The company accounts for its non-employees stock options with the fair value method "FAS 123".  Under this method, compensation cost is measured at the grant date based on fair value of the options granted.  FAS 123 requires that the option be valued using the Black-Scholes Option Price Model with the following weighted average assumptions:

Volatility factor of the market

54.04%

Price of the company shares

$0.23 - $0.26

Dividend yield

0%

Weighted average expiry date of options

5 years

Risk-free interest rate

3.75%

Net Loss per Share -

On February 1997 SFAS No. 128 "Earnings per Share" was issued.  SFAS No. 128 redefines earnings per share under U.S. GAAP and replaces primary earnings per share with diluted earnings per share.  The net loss per share, as reported, is different from basic loss per share as prescribed by SFAS No. 128 as follows:

2004

2003

2002

Weighted Average Number of Shares Outstanding:

Canadian GAAP

54,477,115

48,595,542

47,333,293

Less:  Escrow shares

-

-

-

U.S. GAAP

54,477,115

48,595,542

47,333,293

Basic loss per share under U.S. GAAP

$(0.03)

$(0.02)

$(0.03)

. . . 13

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Continued

Notes to Financial Statements

December 31, 2004

(Canadian Dollars)

17.

Differences between Canadian and United States Generally Accepted

Accounting Principles: (Continued)

Comprehensive Income -

In June 1997, the FASB issued Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income, which was effective for fiscal years beginning after December 15, 1997.  The company has determined that it had no comprehensive income other than the net loss in any of the years presented.

Revenue Recognition -

In 1999, Staff Accounting Bulletin (SAB) No. 101, Revenue Recognition in Financial Statements, was issued.  The SAB provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC.  Although SAB No. 101 does not change any of the accounting profession's existing rules on revenue recognition, it draws upon existing rules and explains how the SEC staff applies those rules, by analogy, to other transactions that existing rules do not specifically address.  SAB No. 101, as amended by SAB No. 101B, becomes effective for the fourth fiscal quarter of fiscal years beginning after December 15, 1999.  The company has determined that SAB No. 101 does not have a material effect on it financial statements.

The application of U.S. GAAP would have the following effects on the balance sheet items as reported under Canadian GAAP:

2004

2003

2002

Liabilities - Canadian GAAP

$1,853,803

$1,602,140

$1,149,640

Effect of equity portion of

convertible promissory note

135,445

135,445

142,148

Liabilities - U.S. GAAP

$1,989,248

$1,737,585

$1,291,788

2004

2003

2002

Deficit - Canadian GAAP

$(1,161,235)

$(1,342,178)

$   (850,202)

Effect of equity portion of

convertible promissory note

(135,445)

(135,445)

(142,148)

Current year adjustment to net income

-

-

-

Cumulative effort of prior year adjustments

    to net income

(279,815)

(279,815)

(279,815)

Deficit - U.S. GAAP

$(1,576,495)

$(1,757,438)

$(1,272,165)

 . . 14

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Continued

Notes to Financial Statements

December 31, 2004

(Canadian Dollars)

17.

Differences between Canadian and United States Generally Accepted

Accounting Principles: (Continued)

Convertible Promissory Note -

Under U.S. GAAP, in accordance with APB Opinion No. 14, Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants, no portion of the proceeds from the issuance of convertible debt securities should be accounted for as attributable to the conversion feature.  Canadian GAAP requires the separate presentation of the liability and the equity component of the convertible promissory note

(Note 5)

Derivative Instruments -

In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which established accounting and reporting standards for derivative instruments and hedging activities.  It requires an entity to measure all derivatives at fair value and to recognize them in the balance sheet as an asset or liability, depending on entity's rights or obligations under the applicable derivative contact.

In June 1999, the FASB issued SFAS N0. 138, Accounting for Derivative Instruments and Hedging Activities, which amends the accounting and reporting standards of SFAS No. 133 for certain derivative instruments and certain hedging activities.  The company's adoption of this statement, for U.S. GAAP purposes, which requires the accounting recognition of derivatives at fair value, did not have a significant effect on the company's financial position or results of operations.

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2004

INTRODUCTION

Management’s Discussion and Analysis (“MD&A”) reviews the operating results, financial position, liquidity, risks and industry trends affecting the financial results of Current Technology Corporation (the “Corporation”).  The MD&A should be read in conjunction with audited financial statements for the year ended December 31, 2004 and notes thereto and news releases issued by the Corporation during the period January 1, 2004 to the date of this report.  The MD&A is prepared in accordance with National Instrument 51-102 – Continuous Disclosure Obligations and Form 51-102F1 - Management’s Discussion and Analysis.  Amounts are expressed in Canadian dollars unless otherwise specified.

Current Technology has developed its TrichoGenesis platform into two products.  Specifically, they are ElectroTrichoGenesis (ETG) and CosmeticTrichoGenesis (CTG).  The Corporation owns patents relating to the technology, methodology and design of its products.

ElectroTrichoGenesis or ETG (not available in the US) provides a clinically proven treatment for hair loss.  The ETG device applies a mild electrostatic field to the hair follicles in the scalp, with the result that 96% of participants in clinical tests showed regrowth of hair or a cessation of hair loss.  On average, treatment group participants experienced a 66% increase in hair count after 36 weeks of a weekly, 12-minute treatment regimen.  Results were published in the International Journal of Dermatology, a peer reviewed medical journal.   ETG treatments are presently available in a number of countries throughout the world.

In 2002, Psycho-Oncology, a peer reviewed medical journal reported on a single center pilot clinical trial to assess the efficacy of the ETG device in the prevention or reduction of hair loss in patients with breast cancer undergoing chemotherapy. Thirteen women completed the study and twelve of the thirteen had the same amount of hair or an increase in the amount of hair at the conclusion of their chemotherapy regimen when compared to baseline.  All of the women were diagnosed with breast cancer, treated with CMF chemotherapy over approximately 24 weeks, and received concurrent ETG treatments.  The aforementioned peer reviewed medical journal articles can be viewed on the Corporation’s website: http://www.current-technology.com.

The Corporation has developed a product to suit the requirements of the spa, health, fitness and beauty markets in the United States.  CosmeticTrichoGenesis units offer a non-invasive method to improve the perception of aging that accompanies a thinner looking head of hair.  Distributors in Metro New York City, New Jersey, North Carolina and Florida are offering CTG and it will soon be available in additional markets.

The MD&A contains forward-looking statements concerning the Corporation’s business operations, and financial performance and condition.  When used in the MD&A the words “believe”, “anticipate”, “intend”, “estimate”, “expect”, “project”, and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2004 (continued)

contain such words.  These forward-looking statements are based on current expectations and are naturally subject to uncertainty and changes in circumstances that may cause actual results to differ materially from those expressed or implied by such forward-looking statements.  Factors that may cause such differences include but are not limited to technological change, regulatory change, the general health of the economy and competitive factors.  Many of these factors are beyond the Corporation’s control; therefore, future events may vary substantially from what the Corporation currently foresees.  You should not place undue reliance on such forward-looking statements.

OVERALL PERFORMANCE

Statement of Loss and Deficit:  During 2004, approximately one third of expenses were stock-based rather than cash-based, as evidenced by the following:

	Stock-based	Cash-based	Total
Amortization	-	35,320	35,320
Bank charges and interest	-	9,850	9,850
Foreign Exchange (recovery)	-	(81,930)	(81,930)
Interest on convertible promissory note	-	19,924	19,924
Interest on long term debt	-	80,445	80,445
Investor relations	216,615	32,690	249,305
Legal, auditing and filing fees	-	142,004	142,004
Manufacturing	-	196,332	196,332
Marketing	251,406	89,243	340,649
Office and other	-	51,953	51,953
Public Relations	25,218	37,701	62,919
Regulatory	-	121,620	121,620
Rent	-	51,258	51,258
Research Report	130,802	-	130,802
Salaries and benefits	-	360,450	360,450
Stock-based compensation	120,300	-	120,300
Telephone	-	26,635	26,635
Test and studies	17,420	91,545	108,965
Travel	-	66,728	66,728

	$761,761	$1,331,768	$2,093,529

Revenue increased from $234,862 in 2003 to $334,441 in 2004.  Total expenses increased from $1,079,811 in 2003 to $2,093,529 in 2004.  As a result of the modest increase in revenue and significant increase in expenses, the net loss increased from $846,567 in 2003 to $1,759,088 in 2004, an increase of $912,521.

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2004 (continued)

The increase in net loss of $912,521 during 2004 was primarily a result of the following factors: a reduced foreign exchange recovery of $81,930 in 2004 versus a recovery of $217,023 in 2003 translating into a net increase in such expense of $135,093 in 2004; an increase in investor relations of $206,739 ($249,305 <of which $216,615 was stock based> in 2004 versus $42,566 in 2003; an increase in manufacturing of $105,191 ($196,332 versus $91,141); an increase in marketing of $260,904 ($340,649 <of which $251,406 was stock-based > in 2004 versus $79,745 in 2003; an increase in regulatory of $101,393 ($121,620 versus $20,227); a stock-based expenditure of $130,802 for research report services; and an increase in stock-based compensation from the issuance of incentive stock options of $82,100 ($120,300 versus $38,200).

Balance Sheet:  The working capital deficiency increased significantly from $292,591 at December 31, 2003 to $1,287,023 at December 31, 2004, for a total increase of $994,432.  This increase was a result of two factors: a promissory note due January 2, 2005 moving from long-term debt ($834,946 in 2003) to current liabilities ($881,632 in 2004) as a result of its due date being less than one year after the statement date, and a convertible promissory note due August 31, 2005 moving from long-term debt ($353,728 in 2003) to current liabilities ($347,028 in 2004) also as a result of its due date being less than one year after the statement date. This increase in liabilities was partially offset by an increase in current assets of $445,905 ($566,780 in 2004 versus $120,875 in 2003).  As a result of the aforementioned changes in the classifications of the promissory note and convertible promissory note, long-term debt decreased by $1,188,674 from $1,188,674 in 2003 to nil in 2004.  Subsequent to the year end, the corporation restructured both the convertible promissory note and the promissory note pursuant to a Forbearance Agreement dated March 22, 2005, described in detail in Note 16 (Subsequent Event) to the financial statements and in the Capital Resources section herein.

The aforementioned increase in current assets of $445,905 is primarily comprised of the following: a significant increase in cash of $178,242 reflecting enhanced capital raising opportunities ($1,116,695 in 2004 versus $291,209 in 2003); an increase in prepaid expenses of $154,307 ($183,754 in 2004 versus $29,447 in 2003); an increase in inventory of $35,305 ($64,321 versus $29,016 on December 31, 2003); and an increase in accounts receivable of $78,051 ($113,175 versus $35,124).

With respect to the capital section of the balance sheet, $1,819,731 of shares were issued being $703,036 as a settlement of debt; $196,950 from the exercise of warrants; and $919,745 of private placement funds.  The net affect of these changes was a decrease in capital deficiency of $180,943 from $1,342,178 in 2003 to $1,161,235 in 2004.

Statement of Cash Flows:  The funding of operating activities which resulted in a net outflow of $956,418 by net financing activities of $1,156,681 is clearly demonstrated in this statement.

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2004 (continued)

Commentary:  At the end of 2004, ETG treatment centers were operating in 11 countries:  Ireland, Cyprus, Greece, New Zealand, Australia, Singapore, Canada, Mexico, Argentina, Chile and Kuwait.  During 2004, the Corporation entered into definitive distribution agreements with Gromark Consumers Enterprise Pte. Ltd. (“Gromark”) for the exclusive distribution of ETG in Singapore, Malaysia and Hong Kong.  In total, these agreements provide for the purchase by Gromark of a minimum of 52 ETGs over the next three years.  In addition, with Gromark’s assistance, TrichoGenesis units were shipped to Taiwan and Japan in 2005.

In business for over 20 years and with strong regional business interests and networks throughout Asia and the Indian sub-continent, Gromark is based in Singapore.  Gromark commenced business as a trading company representing such international brands as British American Tobacco and Moet Hennessy Asia.  In recent years Gromark has evolved from general trading to a focus on health and beauty.

During the third quarter of 2003, Gromark opened its first Asian ETG Treatment Center in Camden Medical Centre, Singapore’s premier medical office, wellness and preventative health facility.  As further evidence of the growing importance of its relationship with Gromark, the Corporation appointed Gromark’s Medical Director Dr. Eugene Hong C.J. to its Medical and Scientific Advisory Board.  Dr. Hong earned an MBBS, Bachelor Medicine and Surgery from Monash University (Australia) and is a Diplomate of the American Board of Anti-Aging Medicine.

During 2004 in the United States, the Corporation has focused on a marketing strategy of appointing exclusive distributors for CosmeticTrichoGenesis in specific geographic regions, on the condition they make meaningful purchase commitments over a specified period of time.  Four such definitive agreements have been completed for: North Carolina, New Jersey, Metro New York City and Florida.  A letter of intent announced June 8, 2004 for Maryland and Washington DC has been terminated, as the prospective distributor shifted focus away from the beauty space.

On September 15, 2004 the Corporation appointed Peter Laitmon as Manager US Operations.  A marketing executive with more than thirty-five years of experience, Laitmon will showcase CTG at his office located at 261 Madison Avenue in New York City.  Laitmon has been operating his own consulting company for more than ten years, and most recently directed the return of the Vespa Motor Scooter to the US, setting up the initial dealer network throughout the Country.  His background (which included time spent at the Clairol Salon Division) can be seen in more detail at: http://www.laitmon.com.  He will focus on growing the CTG distribution network and product usage among varying classes of trade.

On January 18, 2005 the Corporation appointed Media First Public Relations, Inc., to promote CTG in the United States.  With news bureaus in New York, Los Angeles, Silicon Valley, Boston, Washington DC and Cleveland, Media First is a media relations firm specializing in technology, healthcare and corporate management issues.  On March 24, 2005, the Corporation

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2004 (continued)

launched its new website at http://www.current-technology.com.  The site provides extensive information on the two separate and distinct products emanating from the proprietary TrichoGenesis platform:  ElectroTrichoGenesis and CosmeticTrichoGenesis.  Working in conjunction with Media First, Peter Laitmon plans to use the enhanced website to introduce prospective consumers and distributors to CosmeticTrichoGenesis in the United States.

SELECTED ANNUAL INFORMATION

2004

2003

2002

Revenue

$334,441

$234,862

$106,788

Operating loss

$1,759,088

$844,949

$1,236,346

Net loss

$1,759,088

$846,567

$1,236,346

Total assets

$692,568

$259,962

$299,438

Long term debt

Nil

$1,188,674

$754,805

Dividends

Nil

Nil

Nil

Net loss per share

0.03

0.02

0.03

The financial statements have been prepared in accordance to Canadian generally accepted accounting principles and United States generally accepted accounting principles consistently applied.  The differences between Canadian and United States generally accepted accounting principles are summarized in note 17 to the financial statements.  In addition to note 17, please refer to the Auditors’ Report.  The reporting currency is Canadian dollars.

During the last three years, there have been no discontinued operations; no material changes in accounting policies other than the introduction of stock based compensation; and no acquisitions or dispositions.

Revenue increased by approximately $100,000 (43% increase over 2003), with a particular focus on markets in the United States and Asia.  The net loss increased by over $900,000 (108% increase over 2003).  As previously noted, during 2004 over one-third of expenses were stock-based rather than cash-based.  It is reasonable to state, therefore, that over 83% of the increase in net loss ($761,761 of $912,521) was represented by the issuance of either common shares for the settlement of debt or granting of incentive stock options.

The increase in total assets of $432,606 ($692,568 in 2004 versus $259,962 in 2003) is represented by an increase in current assets of $445,905 ($566,780 in 2004 versus $120,875 in 2003), including increases in all categories of cash, accounts receivable, inventory and prepaid expenses.  These increases represent an enhanced level of activity which is only partially reflected in the modest (in dollar rather than percentage terms) increase in revenue.

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2004 (continued)

The most significant balance sheet change is the lack of long-term debt in 2004 resulting from the reclassification of the convertible promissory note due August 31, 2005 ($347,028) and the promissory note due January 2, 2005 ($881,632) to current liabilities.  Subsequent to the year end, the Corporation restructured both the convertible promissory note and the promissory note pursuant to a Forbearance Agreement dated March 22, 2005, described in detail in note 16 (Subsequent Event) to the financial statements and in the Capital Resources section herein.

RESULTS OF OPERATIONS

The Corporation has four possible sources of revenue:

The sale of ETG (ElectroTrichoGenesis) devices.

The sale of CTG (CosmeticTrichoGenesis) units.

Technology Use Fees (royalties) calculated on the number of treatments generated by ETG devices or the number of sessions generated by CTG units.

Licence fees which could be generated from the sale of rights to particular geographic areas.

Historically the Corporation has generated revenue from the first three sources; to date, no revenue has been generated from the sale of licences.

Current Technology’s equipment is operating in 13 countries with at least three new markets scheduled to be opened in Asia including Taiwan, Malaysia and Hong Kong.  Marketing of CTG units has commenced in the United States.  The Corporation believes significant market opportunities exist for both ETG and CTG.  However, expansion of the number of countries in which ETG devices are operating and, more particularly, rollout of CTG in the United States have been hampered by a shortage of cash which has made it difficult to initiate and sustain marketing efforts and support its distributors.  However, the Corporation believes that because of its enhanced capital raising activities there is reason for a degree of optimism.  In addition, at the end of the second quarter in 2004, the Corporation had orders in hand with deposits which supported the decision to recommence manufacturing.  Deliveries from said manufacturing commenced in November of last year.

During the last quarter of 2004 KEMA Quality B.V., Arnhem, The Netherlands, conducted audits and examinations in accordance with the applied conformity assessment procedures and  determined that the quality systems maintained by Current Technology and its ETG Mark 1 (ElectroTrichoGenesis) electric pulse stimulator for the treatment of hair loss comply with the requirements of EC-directive 93/42/EEC and amendments thereto.  Therefore, KEMA issued

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2004 (continued)

certificate number 2076469CE01 valid until March 1, 2008 authorizing Current Technology to affix the “CE Marking of Conformity” to its ETG Mark 1 medical device.

Successful completion of the CE Medical Mark fulfils a pre-condition to shipment of units to various parts of the world.  Local requirements on a country by country basis must still be met and these requirements often result in shipment delays particularly for a new product introduction, but obtaining the CE Medical Mark is an important first step.  In addition, approval to market ETG as a medical device has been obtained in Singapore and Thailand.

SUMMARY OF QUARTERLY RESULTS

The following table sets forth unaudited quarterly information for each of the eight quarters ended March 31, 2003 through December 31, 2004.  This information has been derived from unaudited interim financial statements that, in the opinion of the Corporation’s management, have been prepared on a basis consistent with the audited annual financial statements.

		2004				2003
Canadian Dollars	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Total revenue	178,896	10,408	50,204	94,933	44,156	39,988	58,824	91,894
Operating loss	706,518	438,744	364,108	249,718	208,242	277,103	235,176	124,428
Net loss	706,518	438,744	364,108	249,718	209,860	277,103	235,176	124,428

Net loss per share	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01

The Corporation announced recommencement of manufacturing of TrichoGenesis units at the end of June 2004.  This event marked a significant departure from recent years, during which the only units available for sale were reconditioned used units.  The lack of new or used inventory to fulfil orders was the reason revenue dropped so dramatically in Q3 of 2004.  As new units from the manufacturing process became available for sale in Q4 of 2004, revenue increased.  Management believes recommencement of manufacturing is one of the most significant developments of recent years as it is tangible evidence of improved financial capability and portends future revenue growth.

However, as evidenced by ongoing losses, the Corporation has not achieved a breakeven position and does not generate sufficient revenue to sustain itself.  Although revenue in 2004 was greater than combined revenues for 2003 and 2002, revenue can only be described as modest at best.  In the circumstances, quarter by quarter comparisons are not particularly meaningful.  The Corporation believes annual revenue may increase significantly in 2005, particularly revenue in

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2004 (continued)

the United States and Asia, however, quarter by quarter comparisons in 2005 will probably remain less than meaningful.

LIQUIDITY

The Corporation incurred a net loss of $1,759,088 during the year ended December 31, 2004.   The Corporation has reported recurring losses from operations since inception which have resulted in an accumulated deficit of $34,296,933 at December 31, 2004.  On December 31, 2004 the Corporation was faced with two obligations to its largest shareholder:  a promissory note in the amount of $881,632 due January 2, 2005 and a convertible promissory note in the amount of $347,028 (with an equity component of $135, 445) due August 15, 2005.  On March 22, 2005 the Corporation finalized a Forbearance Agreement which resulted in the early conversion of the convertible promissory note to equity and the restructuring of the promissory note to a convertible promissory note due January 2007.  Please refer to note 16 (Subsequent Event) to the financial statements and the following Capital Resources section for a more detailed description of the particulars.

The Corporation is currently engaged in discussions with potential investors which could result in receipt of additional financing and/or the sale of certain rights for consideration including cash.  There is no certainty that these discussions will be concluded successfully.  The ability of the Corporation to continue as a going concern is dependent on the successful conclusion of these discussions and/or negotiations, the receipt of additional financing and/or proceeds on the sale of assets and ultimately its ability to generate sufficient cash from operations and financing sources to meet obligations as they come due.

The Corporation believes marketing efforts in the United States and Asia are starting to gain traction.  The Corporation further believes it needs to achieve an annual run rate of 80 – 100  units in order to breakeven.  With the foregoing completed contracts and negotiations in mind, the Corporation believes it may achieve an equivalent monthly run rate by the end of 2005.

CAPITAL RESOURCES

Share Capital:  During the year 2004 the Corporation issued 2,465,750 shares for $703,036 as settlement of debt 1,000,000 shares for $196,950 upon the exercise of warrants and 5,637,696 shares for $919,745 by way of private placements.

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2004 (continued)
	Number of Shares	Amount
Balance, beginning	51,136,811	$30,635,410
Common Shares Issued -
- For settlement of debt	2,465,750	703,036
- For cash	5,637,696	919,745
- Exercise of warrants	1,000,000*	196,950
Balance, ending	60,240,257	$32,455,141

*On August 9, 2004 1,000,000 warrants were exercised allowing the holder to purchase 1,000,000 shares at US$0.15 per share.  The five year warrants were issued pursuant to a private placement 0f 2,000,000 units completed on June 15, 2004.  To facilitate the early exercise of the 1,000,000 warrants, the Corporation reduced the exercise price of the warrants from US$.20 to US$0.15 and added a cashless exercise provision to the remaining 1,000,000 unexercised warrants.

Subsequent to the year end, the Corporation received US$140,000 for the private placement of 1,120,000 units.  Each unit consists of one share and one five year warrant with an exercise price of US$0.25.  The units have not been issued.

Convertible Promissory Note:  As at December 31, 2004, the Corporation had one convertible promissory note outstanding.  The convertible promissory note was due to a lender who owns over 15% of the Corporation.  The total principal amount owing was US$279,300 of which US$125,500 was non-interest bearing and US$153,800 with interest at a fixed rate of 10% per annum.  The convertible promissory note was converted into shares and share purchase warrants of the Corporation on March 22, 2005 pursuant to a Forbearance Agreement.  The Corporation agreed to include accrual interest up to August 31, 2005 in the amount of US$10,239.29 as part of the principal.  As such the total principal of US$347,488 was converted at US$0.05 into one unit consisting of one common share and one warrant.  As a result of the conversion, the lender received 6,949,766 of common shares and 6,946,766 of warrants.  The 6,949,766 of warrants are exercisable for shares at US$0.05 and will expire on the later of March 29, 2006 or on the date which is one year and five business days after the company repays the new convertible promissory note referred to below.

It should be noted no new advances were made under the subject convertible promissory note after September 2001.  When the convertible promissory note was negotiated with the lender the stock was trading in the US$0.05 per share range.  That is, the conversion price for the transaction was negotiated at par, not at a discount to market.

Promissory Note:  The promissory note outstanding balance at December 31, 2004 was US$733,471.  The promissory note was restructured to include a conversion feature where the lender can convert each US$0.25 of principal and accrued interest owing to one common share of the Corporation at any time until maturity.  Subsequent to year-end and prior to the restructuring,

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2004 (continued)

the lender advanced the Corporation US$76,456.  Including interest accrual to March 22, 2005 of US$16,408, the total principal restructured on March 22, 2005 was US$826,335.  This new convertible note bears interest of 10% and matures on January 2, 2007.  The liability portion of this note is $950,633 and the equity component is $234,110.  The promissory note is secured by a security agreement under which the Corporation agreed to grant the lendor security interest over all the Corporation’s property and assets, including all intellectual property.  Once again it should be noted the conversion price was set at the prevailing market price, not at a discount to market.

As additional consideration for the above debt restructuring, the Corporation agreed to issue 3,200,000 share purchase warrants exercisable for common shares at US$0.25.  The expiry date of these warrants is the later of January 2, 2010 and the date which is one year and five business days after the date on which principal and accrued interest owing are fully repaid.

The Corporation also agreed, as part of the above debt restructuring, to extend the expiry dates of all existing warrants held by the lender as follows:

Number of Warrants

Expiry Date

Exercise Price

New Expiry Date*

2,000,000

January 3, 2005

US$0.25

January 9, 2007

2,980,000

February 7, 2005

US$0.10

January 9, 2007**

179,167

September 27, 2006

US$0.15

January 9, 2007

1,600,000

October 11, 2006

US$0.50

January 9, 2007

*The new expiry date for each set of warrants shall be the later of:

(a)

January 9, 2007; and

(b)

the date that is one year and five business days after the date on which the debt and any interest payable has been repaid in full.

**US$0.05 up to and including February 7, 2006.

OFF-BALANCE SHEET ARRANGEMENTS

The Corporation has no off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

Transactions During the Year -

Salaries and consulting fees accrued or paid

$293,738

Interest paid to director for overdue salary payable

6,000

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2004 (continued)

consideration established and agreed to by related parties.

Balance at Year End -

Salaries, consulting fees payable to directors and

 companies controlled by directors of the company

26,608

On July 5, 2004 the expiry date of 2,500,000 warrants held by two directors was extended to June 30, 2006 and a cashless exercise provision was added.

FOURTH QUARTER

Sales in Q4 of 2004 were greater than those in any other quarter under comparison as new units from manufacturing started to become available.  As previously discussed, however, (please see Summary of Quarterly Results) quarterly comparisons are not overly meaningful at this stage of the Corporation’s development.

With respect to financial matters, the most important development in Q4 of 2004 was the negotiation which resulted in the Forbearance Agreement.  This is adequately covered in the Capital Resources section of this MD&A.  For further information please see note 16 to the financial statements.

PROPOSED TRANSACTIONS

The Corporation is not currently contemplating an asset or business acquisition or disposition.

CRITICAL ACCOUNTING ESTIMATES

Not applicable.

CHANGES IN ACCOUNTING POLICIES

Stock Based Compensation:

(i)

Employee Stock Options –

Effective January 1, 2002, the Corporation began to account for all its employee stock options with the fair value method “FAS 123”.  Under this method, compensation cost is

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2004 (continued)

measured at the grant date based on fair value of the options granted.  FAS 123 requires that the option be valued using the Black-Scholes Option Pricing Model.

(ii)

Non-employee Stock Options –

The Corporation accounts for its non-employees stock options with the fair value method “FAS 123”.  Under this method, compensation cost is measured at the grant date based on fair value of the options granted.  FAS 123 requires that the option be valued using the Black-Scholes Options Pricing Model.

The net result of this change is an expense of $61,178 in 2002, $38,200 in 2003 and $120,300 in 2004.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

On December 31, 2004 the Corporation had a convertible promissory note (see note 6 to the financial statements) and promissory note (see note 5 to the financial statements) both denominated in US dollars.  There was a significant increase in the value of the Canadian dollar versus the US dollar from December 31, 2002 (.6339) to December 31, 2004 (.8319).  This increase in the value (i.e. strength) of the Canadian dollar resulted in a significant unrealized foreign exchange gain or recovery in 2003 of $217,023 and in a modest foreign exchange gain of $81,930 in 2004.  The actual foreign exchange gain or loss will not be recorded until the notes are converted or repaid.  The Corporation does not hedge its foreign exchange risk.

It must be noted, these exchange rate fluctuations have both positive and negative effects on the Corporation.  While a stronger Canadian Dollar is positive in terms of debt repayment, it is negative in terms of sales as the Corporation receives US Dollars from the sales of its products.  As the value of the Canadian Dollar has increased versus the US Dollar, the amount of Canadian Dollars recorded per US Dollars of sales has decreased.  For example, US$10,000 of sales would have been recorded as C$15,776 on December 31, 2002 and only C$12,965 on December 31, 2003 and C$12,020 on December 31, 2004.

The reader should also note the explanation of the equity component of the convertible promissory note in note 6 to the financial statements.

OTHER MD&A REQUIREMENTS

Share Capital:  There were 60,240,257 common shares and no preference shares outstanding on December 31, 2004.

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2004 (continued)

Warrants:  The following warrants were outstanding on December 31, 2004.

Number

Exercise

Expiry Date

of Shares

Price

)))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

January 3,

2005

2,000,000

US

$0.25

4

January 31, 2006

564,600

US

$0.05

February 7, 2006

2,980,000

US

$0.10

1, 4

April 30, 2006

200,000

US

$0.30

June 26, 2006

450,000

US

$0.20

2, 4

June 30, 2006

400,000

US

$0.075

June 30, 2006

2,500,000

US

$0.05

2, 4

September 27, 2006

179,167

US

$0.15

4

October 11, 2006

1,680,000

US

$0.50

3

May 15, 2007

1,227,129

US

$0.55

June 15, 2009

1,000,000

US

$0.15

4

June 15, 2009

1,437,696

US

$0.20

July

 15, 2009

1,000,000

US

$0.20

December

29,

2009

1,200,000

US

$0.25

1

US$0.05 up to and including February 7, 2005

2

These warrants were extended by one year per Directors' Consent Resolution dated

July 5, 2004

3

1,600,000 of these warrants have a cashless exercise provision

4

These warrants have a cashless exercise provision

Stock Options:  The following stock options were outstanding December 31, 2004.

Number

Expiry Date

of Shares

Option Price

February 7, 2006 *

3,170,000

US   $0.05

December 20, 2006 *

200,000

US   $0.05

September 6, 2007 *

275,000

US $0.125

October 10, 2007 *

200,000

US   $0.20

December 19, 2007 *

225,000

US   $0.26

April 8, 2008 *

250,000

US   $0.26

July 25, 2008 *

100,000

US   $0.30

September 30, 2009

100,000

US   $0.30

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2004 (continued)

October 17, 2009 *

850,000

US   $0.25

December 22, 2009

175,000

US   $0.25

May 17, 2010 *

175,000

US   $0.23

July

 15, 2010

150,000

US   $0.26

    * On July 5, 2004, the Directors of the company, through Directors' Consent Resolution extended the expiry dates of these options by one year.

From time to time the Corporation grants incentive stock options to directors, officers, employees and promoters of the Corporation.  Options to purchase 175,000 shares at US$0.23; 175,000 shares at US$0.25; and 150,000 shares at US$0.26 were granted in 2004.  In addition, on September 2, 2004 the Corporation adopted the 2004 Stock Option and Stock Bonus Plan with a maximum of 3,000,000 shares of common stock of the Corporation reserved for issuance upon exercise of options or grant of stock bonuses that may be issued under the Plan.  The Corporation filed a Form S-8 registration statement in the United States, registering the shares issued under the Plan.  Options outstanding under the Plan at December 2004 were as follows:

Expiry Date	Number of Shares	Option Price
September 30, 2009	500,000	US $0.30* (1)
December 23, 2009	200,000	US $0.25* (2)
* Vesting period are as follows:

1)   50,000 on each of September 30, 2004; December 31, 2004; March 31, 2005; June 30,

2005; September 30, 2005; December 31, 2005; March 31, 2006; June 30, 2006; and 100,000

on September 30, 2006.

2)   50,000 on each of March 31, 2005; June 30, 2005; September 30, 2005; and December

31, 2005.

Note: A total of 100,000 of the foregoing options were vested on December 31, 2004.

During Q4 of 2004 the Corporation issued 875,750 shares at US $0.25 per share as Stock Bonuses under the Plan for settlement of debts.

Date:  April 25, 2005.

Form 52-109FT1

Certification of ANNUAL Filings during Transition Period

I, George Chen, CFO and a director of Current Technology Corporation, certify that:

1.

I have reviewed the ANNUAL filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Current Technology Corporation, for the fiscal year ending December 31, 2004;

2.

Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3.

Based on my knowledge, the annual financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the annual filings.

Date:  April 26, 2005

   “George Chen”            .

George Chen

CFO and Director

Form 52-109FT2

Certification of ANNUAL Filings during Transition Period

I, Robert Kramer, President, CEO and a director of Current Technology Corporation, certify that:

1.

I have reviewed the ANNUAL filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Current Technology Corporation, for the fiscal year ending December 31, 2004;

2.

Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3.

Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the annual filings.

Date:  April 26, 2005

  "Robert Kramer"                 .

Robert Kramer

President, CEO and Director

Computershare

510 Burrard Street, Vancouver, BC V6C 3B9 Tel.: (604) 661-9400 Fax: (604) 661-9401

April 29, 2005

To All Applicable Commissions and Stock Exchanges

Dear Sirs:

Subject:

Current Technology Corporation

We confirm that the following material was sent by pre-paid mail on April 29, 2005, to the registered common shareholders of the subject Corporation:

1.                 Year End Report / Financial Statements for the years ended December 31, 2004 and 2003 / Managments Discussion and Analysis

We also confirm that a copy of the above was mailed to all non-registered shareholders of the subject Corporation whose names appear on the Corporation’s Supplemental Mailing List as defined in the Canadian Securities Administrators’ National Instrument 54-101 regarding communication with Benefical Owners of Securities of a Reporting Issuer.

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours truly,

COMPUTERSHARE INVESTOR SERVICES

”Brian Morrison”

Mailing Specialist

Stock Transfer, Client Services

Telephone: (604) 661-9400 (ext 4090)

Fax: (604) 661-9401